                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                           THE NATIONAL REGISTRY INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   63735L 10 3
                                   -----------
                                 (CUSIP Number)

                              Francis R. Santangelo
                              10926 Tamarisk Trail
                           Boyton Beach, Florida 33436
                                 (407) 734-0470
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 1998
                                -----------------
                          (Date of Event which Requires
                            Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 63735L 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     Francis R. Santangelo
     ###-##-####

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                            (a) [X]
     of a Group (See Instructions)                                    (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
                                       OO

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings                         [ ]
     is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Francis R. Santangelo -- individual citizen of the United States

--------------------------------------------------------------------------------
Number of Shares              (7)  Sole Voting Power
Beneficially Owned                 0
by Each Reporting             --------------------------------------------------
Person With                   (8)  Shared Voting Power
                                   10,415,431
                              --------------------------------------------------
                              (9)  Sole Dispositive Power
                                   1,558,376
                              --------------------------------------------------
                              (10) Shared Dispositive Power
                                   0
                              --------------------------------------------------
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                           10,415,431 shares

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)                        [X]
     Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                       62%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     Francis R. Santangelo -- IN

Francis J. Santangelo hereby amends his Schedule 13D as filed on March 23, 1995, and as amended by amendment No. 1 filed on April 20, 1995 (the "Schedule 13D") with respect to the Common Stock, par value $.01 per share ("Common Stock") of The National Registry Inc., a Delaware company (the "Company" or "NRI"). Capitalized terms which are not defined in this amendment shall have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Schedule 13D is amended by adding the following to the end of Item 4:

       On December 17, 1998 RMS acquired 195,500 shares of NRI's Series C Convertible Preferred Stock ("Series C Stock"), with par value of $0.01 per share, from Clearwater Fund III, L.P. ("Clearwater"), a Delaware limited partnership, pursuant to a Stock Purchase Agreement ("Stock Purchase Agreement") dated as of the same date. In consideration of the purchase of such shares of Series C Stock, RMS:

       1.     paid Clearwater $850,000;

       2. converted such shares of Series C Stock into 8,264,138 shares (including accrued dividends on the Series C Stock) of NRI's common stock ("Common Stock"), with par value of $0.01 per share and transfer to Clearwater 850,000 shares of such Common Stock received upon conversion of the Series C Stock; and

       3. agreed to contribute to NRI an additional $1.7 million in capital on or prior to January 1, 1999.

       In addition, under the same Stock Purchase Agreement, Mr. Santangelo acquired 34,500 shares of Series C Stock. In consideration of the purchase of such shares of Series C Stock, Mr. Santangelo:

       1.     paid Clearwater $150,000;

       2. converted such shares of Series C Stock into 1,458,377 shares (including accrued dividends on the Series C Stock) of NRI's common stock ("Common Stock"), with par value of $0.01 per share and transfer to Clearwater 150,000 shares of such Common Stock received upon conversion of the Series C Stock; and

       3. agreed to contribute to NRI an additional $300,000 in capital on or prior to January 1, 1999.

       Under the terms of the Stock Purchase Agreement, Clearwater assigned its rights under that certain Registration Rights Agreement dated January 31, 1997 with respect to the Common Stock received upon conversion of the shares of Series C Stock to RMS and Mr. Santangelo.

       The description of the Stock Purchase Agreement contained herein is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit A and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       The Schedule 13D is amended by replacing Item 5 with the following:

       (a) Mr. Santangelo owns of record 1,308,377 shares of Common Stock and options to acquire 249,999 additional shares of Common Stock. Also, as a result of the Voting Agreement, Mr. Santangelo may be deemed the beneficial owner of the 583,333 shares of NRI Common Stock and options to acquire 92,917 additional shares of Common Stock which are beneficially owned by Mr. Forstmann and the 100,000 shares of Common Stock which are beneficially owned by Mrs. Forstmann and the 8,080,805 shares of Common Stock which are beneficially owned by RMS.

       As of December 21, 1998, NRI has 16,676,981 shares of Common Stock outstanding after giving effect to the issuance of the Common Stock upon conversion of the shares of Series C Stock. Mr. Santangelo, therefore, is the beneficial owner of 62% the outstanding Common Stock of NRI. In addition, NRI has [100,000] shares of Preferred Stock, outstanding all of which stock is held by Home Shopping Network, Inc. If all of the Preferred Stock were converted into Common Stock, Mr. Santangelo would be deemed to own beneficially 58% of NRI's outstanding Common Stock. None of RMS, Crystal Diamond, or Speer has the power either directly or indirectly to cause the conversion of the Preferred Stock into Common Stock. RMS, Speer and Crystal Diamond disclaim any beneficial interest in the HSN Securities.

       (b) RMS will share with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 8,080,805 shares of Common Stock owned RMS. RMS will also share with Mr. and Mrs. Forstmann the power to vote or direct the vote of the Common Stock owned by each of them. Mr. Santangelo has orally agreed to permit RMS to direct the voting of the shares of Common Stock beneficially owned by him.

       (c) Neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has effected any transaction in shares of the Common Stock during the past 60 days.

       (d) No person other than Mr. Santangelo is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned of record by Mr. Santangelo. RMS, Crystal Diamond and Mr. Speer have no right to receive or to direct the receipt of dividends from or the proceeds from the sale of any securities of the Company beneficially owned by either Mr. Forstmann or Mr. Santangelo including any shares of Common Stock with respect to which RMS, Crystal Diamond and Speer may be deemed to be a beneficial owner by virtue of the Voting Agreement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 to the Schedule 13D is amended to read as follows:

       All contracts, arrangements, understandings or relationships with respect to the securities of NRI between Mr. Santangelo and any other person that are described in Item 4 above are incorporated herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A -- Stock Purchase Agreement dated as of December 17, 1998.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1998                                   ----------------------------
                                                    Francis R. Santangelo

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           THE NATIONAL REGISTRY INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   63735L 10 3
                                   -----------
                                 (CUSIP Number)

                              Francis R. Santangelo
                              10926 Tamarisk Trail
                           Boyton Beach, Florida 33436
                                 (407) 734-0470
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 1995
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 63735L 10 3
---------------------
--------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     Francis R. Santangelo
     ###-##-####

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                             (a) [X]
     of a Group  (See Instructions)                                    (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
                                                        OO

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings                          [ ]
     is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Francis R. Santangelo -- individual citizen of the United States

--------------------------------------------------------------------------------
Number of Shares                            (7)  Sole Voting Power
Beneficially Owned                               0
by Each Reporting                           ------------------------------------
Person With                                 (8)  Shared Voting Power
                                                 15,480,000
                                            ------------------------------------
                                            (9)  Sole Dispositive Power
                                                 1,000,000
                                            ------------------------------------
                                            (10) Shared Dispositive Power
                                                 0
                                            ------------------------------------
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                15,480,000 shares

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)                          [X]
     Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                      59.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person

     Francis R. Santangelo -- IN

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of The National Registry Inc., a Delaware corporation (the "Company" or "NRI"), which has its principal executive offices at 2501 118th Avenue North, St. Petersburg, Florida 33716.

         The descriptions of certain agreements and documents contained in this
Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Francis R. Santangelo ("Santangelo"). Mr. Santangelo is a private investor and financial consultant. Mr. Santangelo's business address is 10926 Tamarisk Trail, Boyton Beach, Florida 33436. He is a citizen of the United States.

         As a result of the relationships described below in Item 4, Mr. Santangelo may be deemed to beneficially own the Common Stock held of record or beneficially owned by RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond Inc., a Nevada Corporation ("Crystal Diamond"), Roy M. Speer ("Speer") and J. Anthony Forstmann ("Forstmann").

         During the last five years, Mr. Santangelo has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Santangelo paid nominal consideration for the Santangelo Option (as such term is defined in Item 4 hereof) the source of which was his personal funds. In addition to the nominal cash consideration paid, Mr. Santangelo was granted the Santangelo Option in consideration of services performed in connection with structuring, negotiating and closing the transactions described in Item 4 hereof.

ITEM 4.  PURPOSE OF TRANSACTION.

         On March 9, 1995, Mr. Speer and the Company entered into a letter agreement (the "Letter of Intent"), whereby, among other things, Mr. Speer agreed, subject to certain conditions, to purchase from the Company 4,000,000 shares of Common Stock and an option to purchase 2,500,000 shares of Common Stock. Following the execution of the Letter of Intent, the Company, RMS and Mr. Santangelo entered into a Stock Purchase Agreement dated March 14, 1995 (the "Agreement") which supersedes the Letter of Intent and provides for the sale of 4,000,000 shares of NRI Common Stock to RMS, the issuance of an option to purchase 1,500,000 shares of Common Stock to RMS (the "RMS Option") and the issuance of an option to purchase 1,000,000 shares of Common Stock to Mr. Santangelo (the "Santangelo Option"). The Agreement also provides that RMS and Mr. Santangelo shall be entitled to purchase a pro rata amount of any new securities issued by NRI for a five year period following the closing date. RMS and Mr. Santangelo are precluded, however, for a five year period beginning March 9, 1995, from becoming involved in (i) any transaction involving the purchase of additional shares of stock of NRI that would cause a change of control of NRI or (ii) any transaction relating to the purchase of all or a substantial portion of the assets of NRI, without the approval of a majority of the disinterested members of NRI's Board of Directors.

         In connection with the execution of the Agreement, Mr. Forstmann, RMS and Mr. Santangelo entered into a Stockholders' Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, Mr. Forstmann and RMS are each entitled to designate one nominee to the Board of Directors of NRI and the other party is required to vote all of the NRI voting securities beneficially owned by such party in favor of such nominee. Mr. Santangelo has agreed to vote any shares of NRI stock beneficially owned by him as a block with RMS with respect to the election of such nominees. The Voting Agreement further provides that if either RMS or Mr. Forstmann desires to call a meeting of the stockholders of the Company, the other party shall join in making such request to the Secretary of the Company. Mr. Forstmann, RMS and Mr. Santangelo each agreed not to vote the shares of NRI stock beneficially owned by him or it in favor of the following matters unless Mr. Forstmann and RMS both agree to approve such matter:

         (a) the sale, lease, transfer or other disposition of all or substantially of the properties and assets of NRI;

         (b) the modification, amendment, rescission or restatement of the Certificate of Incorporation of NRI or the By-laws of NRI, each as amended through the closing date, if such modification amendment, recision or restatement would materially and adversely affect either Mr. Forstmann or RMS;

         (c) the merger consolidation or other reorganization of NRI with or into any other corporation or entity other than in connection with a merger, consolidation or reorganization of NRI with a wholly-owned subsidiary of NRI or other entity wholly-owned by NRI; or

         (d) the dissolution or liquidation of NRI or the filing of any voluntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar laws, or the consent to the appointment of or taking possession by a custodian, receiver, liquidator, trustee, sequestrator or other similar officials of NRI.

         For purposes of the Voting Agreement, the 100,000 shares of Series A preferred stock, par value $.01 per share (the "Preferred Stock"), of NRI held of record by Home Shopping Network, Inc., which shares are subject to an irrevocable ten-year proxy in favor of Mr. Forstmann, are deemed to not be beneficially owned by Mr. Forstmann and, therefore, not subject to the Voting Agreement. The shares of Preferred Stock are presently convertible into 6,000,000 shares of Common Stock. The shares of Preferred Stock do not vote on matters submitted to the stockholders of the Company. The proxy granted to Mr. Forstmann with respect to the Preferred Stock and the Common Stock into which the Preferred Stock may be converted (collectively referred to as the "HSN Securities") will terminate on the first to occur of the following: (a) April 21, 2002, (b) the bankruptcy, insolvency or dissolution of the Company or (c) the date that Mr. Forstmann or members of his family cease to control more than 20% of the total voting power of the Company in an election of directors. Because of the provisions of the Voting Agreement, Mr. Santangelo may be deemed to be a beneficial owner of all shares of NRI stock beneficially owned by Mr. Forstmann, RMS, Crystal Diamond and Mr. Speer. Mr. Santangelo disclaims any beneficial interest in the HSN Securities.

         The Voting Agreement will terminate on the earlier of (i) March 13, 2000 and (ii) the date on which either Mr. Forstmann or RMS beneficially owns in the aggregate less than fifty percent of the total amount of NRI voting securities owned by him or it as of the closing of the Transaction. For purposes of this calculation, Mr. Forstmann is deemed not to be the beneficial owner of the HSN Securities. The Voting Agreement will apply to all shares of Common Stock or other voting securities of NRI acquired by Mr. Forstmann, Mr. Santangelo or RMS after the closing of the Transaction.

         The terms of the RMS Option and the Santangelo Option (the "Options") are reflected in option agreements which provide for the exercise of the options at any time prior to March 14, 1998. Under the terms of the RMS Option, RMS may acquire 600,000 shares of Common Stock at $1.00 per share (the "Series A Option"), 300,000 shares at $1.50 per share, 300,000 shares at $2.00 per share and

300,000 shares at $2.50 per share. Under the Santangelo Option, Santangelo may acquire 400,000 shares of Common Stock at $1.00 per share, 200,000 shares at $1.50 per share, 200,000 shares at $2.00 per share and 200,000 shares at $2.50 per share. The Options are subject to adjustment in the event that shares of Common Stock, options or convertible securities are issued by the Company at a price per share that is less than the exercise price of the Series A Option. The Santangelo Option may be assigned to members of the Santangelo family or entities established for the benefit of such persons. RMS, Santangelo and their permitted assigns are entitled to certain demand and piggyback registration rights with respect to shares issued upon exercise of the Options and the shares of Common Stock purchased pursuant to the Agreement. RMS and Santangelo may not demand registration of such shares prior to the earlier of 150 days following NRI's first public offering following the closing of the Transaction or September 30, 1996.

         Mr. Santangelo entered into the Agreement, the Santangelo Option Agreement and the Voting Agreement for the purpose of acquiring a substantial equity interest in the Company.

         Messrs. Speer, Santangelo and Forstmann have had preliminary discussions regarding a proposal to reduce the number of positions on the Board of Directors. In addition, Mr. Santangelo has had preliminary discussions with the holder of a block of NRI Common Stock regarding such holder's interest in selling NRI Common Stock. No agreement or understanding has been reached with respect to the sale of such shares nor can any assurance be given that an agreement regarding such shares will be reached.

         The foregoing description of certain provisions of the Agreement, the Santangelo Option Agreement and the Voting Agreement does not purport to be complete and is qualified by reference to the Agreement, the form of which appears as Exhibits B, C and D, respectively attached hereto and incorporated herein by reference.

         Other than as described above, Mr. Santangelo does not have any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (4) any material change in the capitalization or dividend policy of the Company; (5) any other material change in the Company's business or corporate structure; (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (9) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, Mr. Santangelo reserves the right to purchase additional securities of the Company, dispose of all or a portion of his holdings of securities of the Company, or change its intentions with respect to any of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Mr. Santangelo has the right to acquire 1,000,000 shares (the "Option Shares") of Common Stock pursuant to the Santangelo Option. Because Mr. Santangelo may purchase the shares of Common Stock pursuant to the Santangelo Option at any time prior to March 13, 1998, Mr. Santangelo may be deemed the beneficial owner of the Option Shares. Also, as a result of the Voting Agreement, Mr. Santangelo may be deemed the beneficial owner of the 8,980,000 shares of NRI Common Stock which are beneficially owned by Mr. Forstmann and subject to the Voting Agreement and the 5,500,000 shares of Common Stock which are beneficially owned by RMS, Crystal Diamond and Speer.

         Based on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1994, the Company has 23,732,753 shares of Common Stock outstanding after giving effect to the issuance of 4,000,000 shares of Common Stock pursuant to the Agreement. Mr. Santangelo, therefore, is deemed to share beneficial ownership with respect to 59.0% of the outstanding Common Stock of NRI. Assuming the exercise of the Santangelo Option, Mr. Santangelo would be the holder of record of approximately 4.0% of the outstanding Common Stock of NRI. In addition, the Company has 100,000 shares Preferred Stock, outstanding all of which stock is held by Home Shopping Network, Inc. If all of the Preferred Stock were converted into Common Stock, Mr. Santangelo would be deemed to share beneficial ownership of 48.0% of NRI's outstanding Common Stock and assuming exercise of the Santangelo Option, would be the holder of record of approximately 3.3% of NRI's Common Stock. Mr. Santangelo does not have the power either directly or indirectly to cause the conversion of the Preferred Stock into Common Stock or to cause the exercise of the RMS Option. Mr. Santangelo disclaims any beneficial interest in the HSN Securities.

         (b) RMS will share with Crystal Diamond, Mr. Speer and Mr. Forstmann the power to vote or direct the vote with respect to the shares of NRI Common Stock beneficially owned by Mr. Santangelo under the terms of the Voting Agreement.

         (c) Mr. Santangelo has not effected any transaction in shares of the Common Stock during the past 60 days (nor has there been a previous Schedule 13D filing).

         (d) No person other than Mr. Santangelo is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Option Shares. Mr. Santangelo has no right to receive or to direct the receipt of dividends from or the proceeds from the sale of any securities of the Company beneficially owned by Mr. Forstmann, RMS, Crystal Diamond or Mr. Speer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
            WITH RESPECT TO SECURITIES OF THE ISSUER.

         All contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mr. Santangelo and any other person are described in Item 4 above, which is incorporated herein by reference, in the Letter Agreement, the Agreement, the Voting Agreement and the Stock Option Agreement which are attached hereto as Exhibits A, B, C and D, respectively, and which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Letter of Intent, dated March 9, 1995, between Roy M. Speer and The National Registry Inc. is attached hereto as Exhibit A.

         The Stock Purchase Agreement, dated March 14, 1995 between RMS Limited Partnership, Francis R. Santangelo and The National Registry Inc. is attached hereto as Exhibit B.

         The Option Agreement, dated March 14, 1995 between Francis R. Santangelo and The National Registry Inc. is attached hereto as Exhibit C.

         The Stockholders' Voting Agreement, dated March 14, 1995 between RMS Limited Partnership and J. Anthony Forstmann is attached hereto as Exhibit D.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 1995                                 /s/ Francis R. Santangeloy
                                               ---------------------------------
                                               Francis R. Santangelo